UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Braze, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10576N102

1.	Names of Reporting Persons William Magnuson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares	5.	Sole Voting Power 4,807,794 shares (See Item 4 herein)
Beneficially Owned by Each Reporting Person With	6.	Shared Voting Power 470
	7.	Sole Dispositive Power 4,807,794 shares (See Item 4 herein)
	8.	Shared Dispositive Power 470
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,808,264 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% of Class A Common Stock (4.8% of combined Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Braze, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

330 West 34th Street, Floor 18

New York, NY 10001

Item 2.

(a)	Name of Person Filing

William Magnuson

(b)	Address of Principal Business Office or, if none, Residence

c/o Braze, Inc.

330 West 34th Street, Floor 18

New York, NY 10001

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value (the “Class A Common Stock”)

(e)	CUSIP Number

10576N102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(a) Amount beneficially owned:

As of December 31, 2023, Mr. Magnuson beneficially owned 221,341 shares of the Issuer’s Class A common stock, par value $0.0001 per share, consisting of (a) 200,366 shares held directly by Mr. Magnuson, (b) 470 shares held by a limited liability company in which Mr. Magnuson is a member and (c) 20,505 shares of Class A Common Stock issuable pursuant to restricted stock units held directly by Mr. Magnuson that will settle within 60 days of December 31, 2023, and 4,586,923 of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), consisting of (i) 3,274,864 shares, and (ii) 1,312,059 shares of Class B Common Stock issuable pursuant to stock options that are exercisable within 60 days of December 31, 2023.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock (A) at any time at the option of the holder or (B) automatically upon the occurrence of the following: (1) the transfer of such share of Class B Common Stock, except for certain transfers whereby the holder continues to hold sole voting and dispositive power with respect to each such share, (2) the death of a Class B common stockholder who is a natural person, (3) the last trading day of the fiscal quarter immediately following the fifth anniversary of the Issuer’s initial public offering, (4) the date specified by affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock and (5) the last trading day of the fiscal quarter during which the then outstanding shares of Class B Common Stock first represent less than 10% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b) Percent of class:

Based on (i) 68,582,697 shares of Class A Common Stock and (ii) 31,259,737 shares of Class B Common Stock issued and outstanding, in each case as of December 31, 2023, and the information set forth in (a) above, Mr. Magnuson beneficially owned (A) 6.6% of the outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Magnuson as converted for purposes of computing this percentage), and (B) 4.8% of the outstanding Common Stock, representing 11.7% of the total voting power of the Issuer’s outstanding Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,807,794

(ii) Shared power to vote or to direct the vote: 470

(iii) Sole power to dispose or to direct the disposition of: 4,807,794

(iv) Shared power to dispose or to direct the disposition of: 470

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ William Magnuson
William Magnuson

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